12(g)3-2(b):82-1802




03003818

**Martin & Brusset Associates**





June 3, 2002

Winslow Resources Inc.
2500, 101 – 6th Avenue S.W.
Calgary, Alberta
T2P 3P4

**Attention: Mr. John Nelson**

Dear Sir:

**Re: Evaluation of the Oil and Gas Reserves Owned by Winslow Resources Inc., Effective June 1, 2002**

At your request, we have prepared an evaluation of the oil and gas reserves attributable to the interests of Winslow Resources Inc., effective June 1, 2002. Winslow Resources Inc. is hereinafter referred to as the "Company".

The following summary presents the evaluation as prepared by Martin & Brusset Associates **without any allowances for the risks**, or uncertainties, that are associated with the realization of these reserves and values.

| Category | Company's Interest in Reserves: Crude Oil MBbl Gross | Crude Oil MBbl Net | Natural Gas MMcf Gross | Natural Gas MMcf Net | NGL's MBbl Gross | NGL's MBbl Net | Net Present Value of Net Production Income M$: Undiscounted 0% | Discounted 10% | Discounted 12% | Discounted 15% | Discounted 20% |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Total Probable (Unrisked) | 0 | 0 | 72 | 64 | 0 | 0 | 139 | 105 | 100 | 93 | 83 |

In accordance with the current industry practice this evaluation is also summarized with all probable reserves and related present worth values reduced by 50 percent to incorporate an allowance for the risks and uncertainties associated with these reserves. It should be noted that the degree of uncertainty in an evaluation of oil or gas reserves varies according to the property. The average 50 percent risk applied herein may not represent the best estimates of risk for these specific properties. A summary of the evaluation with **risked** probable reserves and values is as follows:

dlw 2/12

| Category | Company's Interest in Reserves: Crude Oil MBbl Gross | Crude Oil MBbl Net | Natural Gas MMcf Gross | Natural Gas MMcf Net | NGL's MBbl Gross | NGL's MBbl Net | Net Present Value of Net Production Income M$: Undis-counted 0% | Discounted 10% | Discounted 12% | Discounted 15% | Discounted 20% |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Total Probable (Risked) | 0 | 0 | 36 | 32 | 0 | 0 | 70 | 53 | 50 | 47 | 42 |

The evaluation has been prepared using the current prices and escalation rates forecast by Martin & Brusset Associates. These projections of prices have been made using assumptions which appear reasonable under present conditions. However, in view of the recent fluctuations in world crude oil prices, and in North American natural gas prices, currency exchange rates, and other factors, there is no assurance that these projections will turn out to be accurate.

The present worth values of the net production revenue are presented, in Canadian dollars, after deduction of all royalties, mineral taxes, estimated future capital and operating costs, but before deduction of income taxes. The present values shown may not necessarily be the fair market value of the reserves.

The Crown royalties deducted on gas are net of the Crown royalty share of operating cost allowances and custom processing allowances. The capital cost allowance deductible on a corporate level from Crown royalties payable has not been included in this evaluation.

Revenue attributable to the Alberta Royalty Tax Credit (ARTC) has been included for eligible properties and has been assumed to be effective for life.

Future expenditures for well abandonments and site restoration costs have not been included in the evaluation. A reliable determination of these costs would require a thorough on-site inspection by qualified environmental personnel.

No company overheads or administration costs are included other than those directly charged to a well or facility.

The information used in this report was provided by Winslow Resources Inc., or was obtained from public sources and from the files of Martin & Brusset Associates. With respect to the information that was made available by Winslow Resources Inc., Martin & Brusset Associates, its employees and/or its agents have relied upon the accuracy of such information and did not conduct any independent verification of such information. In addition, Martin & Brusset Associates did not perform any field inspections of any of the properties evaluated in this report.

It should be noted that there is always inherent risk in estimates of oil and gas reserves and values because few of the factors involved are known with certainty. Therefore, no guarantee is given or implied that the forecast production or cash flows presented in this report

will be achieved. The study represents a best effort to predict future performance and economic worth of the properties reviewed.

The property analyses and evaluations reported herein were conducted within the context of this distinct group of properties in aggregate. Extraction of specific evaluations for an individual property or group of properties may not be appropriate without supplementary analysis.

Following is a brief discussion of the company's properties.

The Company has earned various interests in three sections of land in different areas of Alberta by participating in the drilling of a well on each section. In the Pendant D'Oreille area of southern Alberta, the Company earned a 16.6% working interest in a well at 04-06-04-08 W4M. The Bow Island zone is still being evaluated, however, based on information to date, no remaining reserves have been assigned to this zone. The Second White Specks zone is being produced from wells in the section to the south. These wells are part of the Pendant D'Oreille Second White Specks J pool. Probable reserves have been assigned to the Second White Specks in this well. The operator plans to test this interval once they are finished with the Bow Island.

In the Halkirk area, the Company earned a 27.5% working interest in the 13-20-037-17 W4M. The well was drilled as part of a recent play to develop the shallow Edmonton sands in the area. There are producing offset wells in Section 28 and 31-037-17 W4M and in section 25-037-18 W4M. The well is still being evaluated and probable reserves have been assigned assuming the zone will be fracture stimulated.

The third well was drilled at 12-14-036-22 W4M in the Elnora/Mikwan area. The Company's earned working interest is 6%. This well also is still being evaluated for Wabamum production but no reserves can be assigned at this time. The Elnora well is part of a two well deal in which the Company will participate in drilling a fourth well in the Alix area of Alberta to earn a 25% working interest in three sections. No value has been assigned to this potential at this time

Production and cash flow forecasts are attached along with summaries of the reservoir parameters and assumptions used in each case.

Please note that, throughout this evaluation, more significant digits were carried in the mathematical calculations than are present in this report and, as a result, columns of numbers may not add exactly to the totals presented.

This report has been prepared, for the exclusive use of Winslow Resources Inc., and shall not be reproduced, distributed or made available to any other company or person without the knowledge and written consent of Martin & Brusset Associates.

We appreciate the opportunity to be of service and will be pleased to discuss any concerns or questions you may have regarding this report.

Yours very truly,
**Martin & Brusset Associates**

_(signed)_______________________________
S. Neil Sedgwick, B.Sc., P.Eng.

# Certificate of Qualifications

I, S. Neil Sedgwick, Petroleum Engineer, Suite 510, 840 – 6 Avenue SW, Calgary, Alberta, Canada, hereby certify:

1. That I am a principal with Martin & Brusset Associates, Petroleum Consultants, which firm prepared an evaluation of the oil & gas reserves owned by Winslow Resources Inc. in the Province of Alberta, during the month of May and June, 2002, at the request of Winslow Resources Inc.

2. That Martin & Brusset Associates, their officers and their employees have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in the properties of or in any securities of Winslow Resources Inc.

3. That I attended Queen's University at Kingston, Ontario and graduated with a Bachelor of Science Degree in Geology in 1975; and that I am a Registered Professional Engineer with the Association of Petroleum Engineers, Geologists and Geophysicists in the Province of Alberta and have in excess of 27 years experience in engineering evaluations and operations of oil and gas fields.

4. That I am one of the persons directly responsible for the preparation of this report, that the basic well and reservoir data employed in the preparation of the aforementioned report were obtained from Winslow Resources Inc., and that a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the available information.

______________________________ (signed)
S. Neil Sedgwick, B.Sc., P. Eng.

June 2002

# Winslow Resources Inc.

## Summary of Oil, Gas & Natural Gas Liquids Reserves and Present Worth
## Before Income Tax
## (As of 01 June 2002)
## Martin & Brusset Associates April 1, 2002 Prices & Escalations

| Well ID Zone | Average Company Interest % | --- Company's Interest in Reserves ---- Crude Oil MBbl | | Natural Gas MMcf | | NGL's MBbl | | Net Present Value of Net Production Income M$ Undis-counted | ------------ Discounted --------- | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Gross | Net | Gross | Net | Gross | Net | 0% | 10% | 12% | 15% | 20% |
| **Probable** | | | | | | | | | | | | |
| 04-06-004-08W4 2nd W. Specs. | 16.60 | 0 | 0 | 24 | 22 | 0 | 0 | 46 | 34 | 32 | 30 | 26 |
| 13-20-037-17W4 Edmonton | 27.50 | 0 | 0 | 48 | 42 | 0 | 0 | 93 | 71 | 68 | 63 | 57 |
| Total | 22.52 | 0 | 0 | 72 | 64 | 0 | 0 | 139 | 105 | 100 | 93 | 83 |

Winslow Resources Inc.

Total Forecast of Production, Revenue and Present Worth
Before Income Tax
As of 01 June 2002
Martin & Brusset Associates April 1, 2002 Prices & Escalations

**Total Probable**

| Year | Gross Prod Wells | -- Oil Production -- Gross MBbl | Co Gr MBbl | Co Net MBbl | Adj Oil Price $/Bbl | ---- Gas Sales ---- Gross MMcf | Co Gr MMcf | Co Net MMcf | Adj Gas Price $/Mcf | Natural Gas Liquids Gross MBbl | Co Gr MBbl | Co Net MBbl | Adj Liquids Price $/Bbl | Co Rev Before Burdens M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2002 | 2.0 | 0 | 0 | 0 | 0.00 | 28 | 6.4 | 5.5 | 3.44 | 0 | 0 | 0 | 0.00 | 22 |
| 2003 | 2.0 | 0 | 0 | 0 | 0.00 | 73 | 17 | 15 | 3.44 | 0 | 0 | 0 | 0.00 | 58 |
| 2004 | 2.0 | 0 | 0 | 0 | 0.00 | 59 | 13 | 12 | 3.51 | 0 | 0 | 0 | 0.00 | 47 |
| 2005 | 2.0 | 0 | 0 | 0 | 0.00 | 48 | 11 | 9.7 | 3.58 | 0 | 0 | 0 | 0.00 | 39 |
| 2006 | 2.0 | 0 | 0 | 0 | 0.00 | 39 | 8.8 | 7.9 | 3.65 | 0 | 0 | 0 | 0.00 | 32 |
| 2007 | 2.0 | 0 | 0 | 0 | 0.00 | 32 | 7.1 | 6.5 | 3.72 | 0 | 0 | 0 | 0.00 | 26 |
| 2008 | 2.0 | 0 | 0 | 0 | 0.00 | 26 | 5.7 | 5.3 | 3.79 | 0 | 0 | 0 | 0.00 | 22 |
| 2009 | 2.0 | 0 | 0 | 0 | 0.00 | 15 | 2.9 | 2.7 | 3.87 | 0 | 0 | 0 | 0.00 | 11 |
| T( 8) | | 0 | 0 | 0 | | 320 | 72 | 64 | | 0 | 0 | 0 | | 257 |

------------------------------------------- Company Share -------------------------------------------

| Year | Crown Roy M$ | GCA M$ | Alta RTCr M$ | FH Roy M$ | Min Tax M$ | ORR & Other M$ | Res Roy % | Operating Expenses Fixed M$ | Var M$ | Total M$ | Net Proc & Sulph Income M$ | Total Capital M$ | Other Net Inc (Exp) M$ | Net Rev M$ | Total Cum Rev M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2002 | 3.3 | 0 | 0.8 | 0 | 0 | 0 | 11 | 1.8 | 3.4 | 5.2 | 0 | 16 | 0 | -1 | -1 |
| 2003 | 7.8 | 0 | 1.9 | 0 | 0 | 0 | 10 | 5.5 | 9.1 | 15 | 0 | 0 | 0 | 37 | 36 |
| 2004 | 5.7 | 0 | 1.4 | 0 | 0 | 0 | 9 | 5.6 | 7.5 | 13 | 0 | 0 | 0 | 30 | 66 |
| 2005 | 4.1 | 0 | 1.0 | 0 | 0 | 0 | 8 | 5.7 | 6.1 | 12 | 0 | 0 | 0 | 24 | 90 |
| 2006 | 3.1 | 0 | 0.8 | 0 | 0 | 0 | 7 | 5.8 | 5.1 | 11 | 0 | 0 | 0 | 19 | 109 |
| 2007 | 2.3 | 0 | 0.6 | 0 | 0 | 0 | 7 | 5.9 | 4.2 | 10 | 0 | 0 | 0 | 15 | 123 |
| 2008 | 1.8 | 0 | 0.4 | 0 | 0 | 0 | 6 | 6.0 | 3.4 | 9.5 | 0 | 0 | 0 | 11 | 134 |
| 2009 | 0.8 | 0 | 0.2 | 0 | 0 | 0 | 6 | 3.9 | 1.8 | 5.7 | 0 | 0 | 0 | 4.9 | 139 |
| T( 8) | 29 | 0 | 7 | 0 | 0 | 0 | 8 | 40 | 40 | 81 | 0 | 16 | 0 | 139 | |

| Present Worth Before Tax % | M$ |
|---|---|
| 6.0 | 117 |
| 8.0 | 111 |
| 10.0 | 105 |
| 12.0 | 100 |
| 15.0 | 93 |
| 18.0 | 87 |
| 20.0 | 83 |
| 25.0 | 75 |

# Summary of Reserves and Evaluation Parameters

## As of June 1, 2002

**Pendant O'Oreille, Alberta - Probable**
**04-06-004--08W4M - Second White Specks**
**16.6% W.I. Subject to Crown**

**Field:**

**Operator : Onyx Energy Inc.**

**Gas Reserves** **Method:** Volumetric **Underlying Aquifer:**

| Category | Pay Zone Depth Feet (K.B.) Top | Base | Porosity % | Connate Water % | Reservoir Temp ° F | Reservoir Pressure Psia | Compres- Factor | Reservoir Loss % | Recoverable Raw Gas Mcf/Ac.-Ft. | Net Pay Ft. | Drainage Area Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Prob | 1,655 | 1,665 | 21.0 | 50 | 66 | 580 | 0.93 | 50 | 96.2 | 10.0 | 160 |

| | Prob |
|---|---|
| Original Recoverable Raw Gas, Mmcf | 154 |
| No. of Years on Production | 0.0 |
| Cumulative Production to June 1, 2002 | 0 |
| Remaining Recoverable Raw Gas, Mmcf | 154 |
| Surface Loss, % | 5 |
| Remaining Recoverable Sales Gas, Mmcf | 146 |

H2S, % = 0.00
Heating Value = 860 BTU/SCF

Gas contains approximately 14% N2 which reduces heating value.

| **Natural Gas Liquids** | Ethane | Propane | Butane | Condensate | Total |
|---|---|---|---|---|---|
| Recoveries, Bbls./Mmcf Raw | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |

**Production Forecast (Raw)**

Production Start: 01-Sep-02

| | Prob |
|---|---|
| Initial Forecast Rate, Mcfpd | 100 |
| Decline Start | 01-Sep-02 |
| Decline Rate, % | 15 Exp |
| Economic Limit, Mcfpd | 30 |

**Price Forecast**

Gas
AB Spot*

* adjusted for heating value.

**Operating Costs (Gross - 2002 $)**

| $/WM | $/MCF Raw | M$/Yr | Royalty Expense $/MCF Raw |
|---|---|---|---|
| 1,000 | 0.50 | 0 | 0.00 |

**Capital Costs (Gross - 2002 $)**

| Year | Expense M $ | Category | Description |
|---|---|---|---|
| 2002 | 30 | | Complete Second White Specks and tie-in<br>Tie-in is only 600 feet. |

# Winslow Resources Inc.

## Forecast of Production, Revenue and Present Worth
## Before Income Tax
## (As of 01 June 2002; Start 01 September 2002)
## Martin & Brusset Associates April 1, 2002 Prices & Escalations

**Pendant D'Oreille Alberta, Probable**
**04-06-004-08W4, 2nd W. Specs.**
**16.6% WI subj to Crown**

| Year | Gross Prod Wells | Oil Production Gross MBbl | Oil Production Co Gr MBbl | Oil Production Co Net MBbl | Adj Oil Price $/Bbl | Gas Sales Gross MMcf | Gas Sales Co Gr MMcf | Gas Sales Co Net MMcf | Adj Gas Price $/Mcf | Natural Gas Liquids Gross MBbl | Natural Gas Liquids Co Gr MBbl | Natural Gas Liquids Co Net MBbl | Adj Liquids Price $/Bbl | Co Rev Before Burdens M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2002 | 1.0 | 0 | 0 | 0 | 0.00 | 11 | 1.9 | 1.6 | 3.44 | 0 | 0 | 0 | 0.00 | 6.4 |
| 2003 | 1.0 | 0 | 0 | 0 | 0.00 | 30 | 5.0 | 4.4 | 3.44 | 0 | 0 | 0 | 0.00 | 17 |
| 2004 | 1.0 | 0 | 0 | 0 | 0.00 | 26 | 4.3 | 3.8 | 3.51 | 0 | 0 | 0 | 0.00 | 15 |
| 2005 | 1.0 | 0 | 0 | 0 | 0.00 | 22 | 3.6 | 3.2 | 3.58 | 0 | 0 | 0 | 0.00 | 13 |
| 2006 | 1.0 | 0 | 0 | 0 | 0.00 | 18 | 3.1 | 2.8 | 3.65 | 0 | 0 | 0 | 0.00 | 11 |
| 2007 | 1.0 | 0 | 0 | 0 | 0.00 | 16 | 2.6 | 2.4 | 3.72 | 0 | 0 | 0 | 0.00 | 9.6 |
| 2008 | 1.0 | 0 | 0 | 0 | 0.00 | 13 | 2.2 | 2.0 | 3.79 | 0 | 0 | 0 | 0.00 | 8.3 |
| 2009 | 1.0 | 0 | 0 | 0 | 0.00 | 10 | 1.7 | 1.6 | 3.87 | 0 | 0 | 0 | 0.00 | 6.7 |
| T( 8) | | 0 | 0 | 0 | | 146 | 24 | 22 | | 0 | 0 | 0 | | 87 |

Company Share

| Year | Crown Roy M$ | GCA M$ | Alta RTCr M$ | FH Roy M$ | Min Tax M$ | ORR & Other M$ | Res Roy % | Operating Expenses Fixed M$ | Operating Expenses Var M$ | Operating Expenses Total M$ | Net Proc & Sulph Income M$ | Total Capital M$ | Other Net Inc (Exp) M$ | Net Rev M$ | Total Cum Rev M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2002 | 0.8 | 0 | 0.2 | 0 | 0 | 0 | 9 | 0.7 | 1.0 | 1.6 | 0 | 5.0 | 0 | -1 | -1 |
| 2003 | 2.0 | 0 | 0.5 | 0 | 0 | 0 | 9 | 2.1 | 2.7 | 4.8 | 0 | 0 | 0 | 11 | 10 |
| 2004 | 1.6 | 0 | 0.4 | 0 | 0 | 0 | 8 | 2.1 | 2.4 | 4.4 | 0 | 0 | 0 | 9.3 | 19 |
| 2005 | 1.3 | 0 | 0.3 | 0 | 0 | 0 | 7 | 2.1 | 2.0 | 4.2 | 0 | 0 | 0 | 7.8 | 27 |
| 2006 | 1.0 | 0 | 0.3 | 0 | 0 | 0 | 7 | 2.2 | 1.8 | 3.9 | 0 | 0 | 0 | 6.4 | 34 |
| 2007 | 0.8 | 0 | 0.2 | 0 | 0 | 0 | 6 | 2.2 | 1.5 | 3.7 | 0 | 0 | 0 | 5.2 | 39 |
| 2008 | 0.7 | 0 | 0.2 | 0 | 0 | 0 | 6 | 2.3 | 1.3 | 3.6 | 0 | 0 | 0 | 4.2 | 43 |
| 2009 | 0.5 | 0 | 0.1 | 0 | 0 | 0 | 6 | 2.3 | 1.1 | 3.4 | 0 | 0 | 0 | 2.9 | 46 |
| T( 8) | 9 | 0 | 2 | 0 | 0 | 0 | 8 | 16 | 14 | 30 | 0 | 5 | 0 | 46 | |

| Present Worth Before Tax % | M$ |
|---|---|
| 6.0 | 38 |
| 8.0 | 36 |
| 10.0 | 34 |
| 12.0 | 32 |
| 15.0 | 30 |
| 18.0 | 28 |
| 20.0 | 26 |
| 25.0 | 24 |

# Summary of Reserves and Evaluation Parameters
## As of June 1, 2002

**Halkirk, Alberta - Probable**
**13-20-037-17W4M - Edmonton**
**27.5% W.I. Subject to Crown**

**Field: Halkirk**

**Operator : Gentry Resources Ltd.**

**Gas Reserves** **Method:** Volumetric **Underlying Aquifer:**

| Category | Pay Zone Depth Feet (K.B.) Top | Base | Porosity % | Connate Water % | Reservoir Temp ° F | Reservoir Pressure Psia | Compres- Factor | Reservoir Loss % | Recoverable Raw Gas Mcf/Ac.-Ft. | Net Pay Ft. | Drainage Area Acres |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Prob | 612 | 755 | 30.0 | 50 | 67 | 130 | 0.98 | 30 | 40.9 | 14.0 | 320 |

| | Prob |
|---|---|
| Original Recoverable Raw Gas, Mmcf | 183 |
| No. of Years on Production | 0.0 |
| Cumulative Production to June 1, 2002 | 0 |
| Remaining Recoverable Raw Gas, Mmcf | 183 |
| Surface Loss, % | 5 |
| Remaining Recoverable Sales Gas, Mmcf | 174 |

H2S, % = 0.00

| **Natural Gas Liquids** | Ethane | Propane | Butane | Condensate | Total |
|---|---|---|---|---|---|
| Recoveries, Bbls./Mmcf Raw | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |

**Production Forecast (Raw)**

Production Start: 01-Sep-02

| | Prob |
|---|---|
| Initial Forecast Rate, Mcfpd | 150 |
| Decline Start | 01-Sep-02 |
| Decline Rate, % | 20 Exp |
| Economic Limit, Mcfpd | 30 |

**Price Forecast**

Gas
AB Spot

| **Operating Costs (Gross - 2002 $)** | $/WM | $/MCF Raw | M$/Yr | Royalty Expense $/MCF Raw |
|---|---|---|---|---|
| | 1,000 | 0.50 | 0 | 0.00 |

| **Capital Costs (Gross - 2002 $)** | Year | Expense M $ | Category | Description |
|---|---|---|---|---|
| | 2002 | 40 | Dev. | Frac & tie-in |

6/4/2002 3:38:32 PM Version : 5.5.1.1
Hal13-20Prob.cas

# Winslow Resources Inc.

## Forecast of Production, Revenue and Present Worth
## Before Income Tax
## (As of 01 June 2002; Start 01 September 2002)
## Martin & Brusset Associates April 1, 2002 Prices & Escalations

**Halkirk Alberta, Probable**
**13-20-037-17W4, Edmonton**
**27.5% WI subj to Crown**

| Year | Gross Prod Wells | -- Oil Production -- Gross MBbl | Co Gr MBbl | Co Net MBbl | Adj Oil Price $/Bbl | ---- Gas Sales ---- Gross MMcf | Co Gr MMcf | Co Net MMcf | Adj Gas Price $/Mcf | Natural Gas Liquids Gross MBbl | Co Gr MBbl | Co Net MBbl | Adj Liquids Price $/Bbl | Co Rev Before Burdens M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2002 | 1.0 | 0 | 0 | 0 | 0.00 | 17 | 4.6 | 3.9 | 3.44 | 0 | 0 | 0 | 0.00 | 16 |
| 2003 | 1.0 | 0 | 0 | 0 | 0.00 | 43 | 12 | 10 | 3.44 | 0 | 0 | 0 | 0.00 | 40 |
| 2004 | 1.0 | 0 | 0 | 0 | 0.00 | 34 | 9.2 | 8.1 | 3.51 | 0 | 0 | 0 | 0.00 | 32 |
| 2005 | 1.0 | 0 | 0 | 0 | 0.00 | 26 | 7.3 | 6.5 | 3.58 | 0 | 0 | 0 | 0.00 | 26 |
| 2006 | 1.0 | 0 | 0 | 0 | 0.00 | 21 | 5.7 | 5.2 | 3.65 | 0 | 0 | 0 | 0.00 | 21 |
| 2007 | 1.0 | 0 | 0 | 0 | 0.00 | 16 | 4.5 | 4.1 | 3.72 | 0 | 0 | 0 | 0.00 | 17 |
| 2008 | 1.0 | 0 | 0 | 0 | 0.00 | 13 | 3.5 | 3.3 | 3.79 | 0 | 0 | 0 | 0.00 | 13 |
| 2009 | 1.0 | 0 | 0 | 0 | 0.00 | 4.3 | 1.2 | 1.1 | 3.87 | 0 | 0 | 0 | 0.00 | 4.5 |
| T( 8) | | 0 | 0 | 0 | | 174 | 48 | 42 | | 0 | 0 | 0 | | 170 |

| Year | Crown Roy M$ | GCA M$ | Alta RTCr M$ | FH Roy M$ | Min Tax M$ | ORR & Other M$ | Res Roy % | Operating Expenses Fixed M$ | Var M$ | Total M$ | Net Proc & Sulph Income M$ | Total Capital M$ | Other Net Inc (Exp) M$ | Net Rev M$ | Total Cum Rev M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | ---- Company Share ---- | | | | | | | | | | | | | | |
| 2002 | 2.5 | 0 | 0.6 | 0 | 0 | 0 | 12 | 1.1 | 2.4 | 3.5 | 0 | 11 | 0 | -1 | -1 |
| 2003 | 5.8 | 0 | 1.4 | 0 | 0 | 0 | 11 | 3.4 | 6.4 | 9.8 | 0 | 0 | 0 | 26 | 26 |
| 2004 | 4.0 | 0 | 1.0 | 0 | 0 | 0 | 9 | 3.5 | 5.1 | 8.6 | 0 | 0 | 0 | 21 | 47 |
| 2005 | 2.9 | 0 | 0.7 | 0 | 0 | 0 | 8 | 3.5 | 4.1 | 7.6 | 0 | 0 | 0 | 16 | 63 |
| 2006 | 2.0 | 0 | 0.5 | 0 | 0 | 0 | 7 | 3.6 | 3.3 | 6.9 | 0 | 0 | 0 | 12 | 75 |
| 2007 | 1.5 | 0 | 0.4 | 0 | 0 | 0 | 7 | 3.7 | 2.6 | 6.3 | 0 | 0 | 0 | 9.3 | 85 |
| 2008 | 1.1 | 0 | 0.3 | 0 | 0 | 0 | 6 | 3.8 | 2.1 | 5.9 | 0 | 0 | 0 | 6.8 | 91 |
| 2009 | 0.3 | 0 | 0.1 | 0 | 0 | 0 | 6 | 1.6 | 0.7 | 2.3 | 0 | 0 | 0 | 2.0 | 93 |
| T( 8) | 20 | 0 | 5 | 0 | 0 | 0 | 9 | 24 | 27 | 51 | 0 | 11 | 0 | 93 | |

| Present Worth Before Tax % | M$ |
|---|---|
| 6.0 | 79 |
| 8.0 | 75 |
| 10.0 | 71 |
| 12.0 | 68 |
| 15.0 | 63 |
| 18.0 | 59 |
| 20.0 | 57 |
| 25.0 | 52 |


WINSLOW RESOURCES

# Interim Financial Statements

## For the six months ended June 30, 2002

**B.C.S.C. Form 51-901.F**

2500, 101 – 6th Avenue SW, Calgary, Alberta, Canada T2P 3P4

## Schedule "A"

**WINSLOW RESOURCES INC**
**BALANCE SHEETS**
**AS AT JUNE 30, 2002 AND DECEMBER 31, 2001**
**(unaudited)**

### ASSETS

| | June 30 2002 | December 31 2001 |
|---|---|---|
| CURRENT | | |
| Cash | $ 406,778 | $ 168,254 |
| Accounts receivable | 9,835 | 6,415 |
| Prepaid expenses | 288 | 1,461 |
| | 416,901 | 176,130 |
| INVESTMENTS | 2,603 | 2,603 |
| CAPITAL ASSETS | 298,851 | 177,905 |
| MINING PROPERTY | 677,050 | 677,050 |
| | $ 1,395,405 | $ 1,033,688 |

### LIABILITIES & SHAREHOLDERS' EQUITY

| | June 30 2002 | December 31 2001 |
|---|---|---|
| CURRENT | | |
| Accounts payable | $ 159,552 | $ 101,323 |
| Due to related parties | 23,335 | - |
| | 182,887 | 101,323 |
| SHARE CAPITAL | 7,526,823 | 7,173,856 |
| DEFICIT | (6,314,305) | (6,241,491) |
| | 1,212,518 | 932,365 |
| | $ 1,395,405 | $ 1,033,688 |

Director: *(signed) "Hugh G. Ross"*

Director: *(signed) "Hughes P. Salat"*

**WINSLOW RESOURCES INC**
**STATEMENTS OF LOSS AND DEFICIT**
**FOR THE PERIODS ENDING JUNE 30, 2002**
**(unaudited)**

| | three months ended June 30 | | six months ended June 30 | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| REVENUE | $ - | $ - | $ - | $ - |
| EXPENSES | | | | |
| General & administrative | 45,812 | 45,338 | 71,110 | 70,183 |
| Production expense | 299 | - | 299 | - |
| Depreciation | 684 | 597 | 1,405 | 1,192 |
| | 46,795 | 45,935 | 72,814 | 71,375 |
| LOSS BEFORE OTHER | 46,795 | 45,935 | 72,814 | 71,375 |
| OTHER | | | | |
| Interest income | - | (3,043) | - | (6,422) |
| Gain on sale of interest in mining property | - | (1,125) | - | (1,125) |
| | - | (4,168) | - | (7,547) |
| NET LOSS FOR THE PERIOD | 46,795 | 41,767 | 72,814 | 63,828 |
| DEFICIT, beginning of period | 6,267,510 | 5,495,967 | 6,241,491 | 5,473,906 |
| DEFICIT, end of period | $ 6,314,305 | $ 5,537,734 | $ 6,314,305 | $ 5,537,734 |
| NET LOSS PER SHARE | | | | |
| Basic | $ 0.01 | $ 0.01 | $ 0.01 | $ 0.01 |
| Diluted | $ 0.01 | $ 0.01 | $ 0.01 | $ 0.01 |

**WINSLOW RESOURCES INC**
**STATEMENTS OF CASH FLOWS**
**FOR THE PERIODS ENDING JUNE 30, 2002**
**(unaudited)**

| | three months ended June 30 | | six months ended June 30 | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| OPERATING ACTIVITIES | | | | |
| Net Income (loss) | $ (46,795) | $ (41,767) | $ (72,814) | $ (63,828) |
| Add (deduct) items not requiring cash | | | | |
| *Depreciation* | 684 | 597 | 1,405 | 1,192 |
| | (46,111) | (41,170) | (71,409) | (62,636) |
| Change in non-cash working capital items | 8,162 | 302 | (13,083) | (8,123) |
| | (37,949) | (40,868) | (84,492) | (70,759) |
| FINANCING ACTIVITIES | | | | |
| Net proceeds from common share issue | 372,452 | - | 372,452 | - |
| Change in non-cash working capital items | 28,360 | - | 28,360 | - |
| | 400,812 | - | 400,812 | - |
| INVESTING ACTIVITIES | | | | |
| Increase (decrease) in due to related parties | 2,533 | - | 23,335 | - |
| Acquisition of capital assets | (32,005) | - | (141,836) | (1,583) |
| Proceeds on sale of mining property | - | 200 | - | 200 |
| Change in non-cash working capital items | 13,313 | - | 40,705 | - |
| | (16,159) | 200 | (77,796) | (1,383) |
| INCREASE (DECREASE) IN CASH | 346,704 | (40,668) | 238,524 | (72,142) |
| CASH, BEGINNING OF PERIOD | 60,074 | 311,461 | 168,254 | 342,935 |
| CASH, END OF PERIOD | $ 406,778 | $ 270,793 | $ 406,778 | $ 270,793 |

## NOTES TO THE JUNE 30, 2002 INTERIM FINANCIAL STATEMENTS
(unaudited)

### 1. ACCOUNTING POLICIES

The interim financial statements of Winslow Resources Inc ("Winslow" or the "Company") have been prepared following the same accounting policies and methods of computation as the financial statements as at December 31, 2001. Certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. The interim financial statements should be read in conjunction with the Company's financial statements and notes thereto for the year ended December 31, 2001.

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation arrangements. The Company has elected to continue to use the intrinsic value-based method of accounting for its stock option plans, whereby no compensation expense is recorded for stock options that have an exercise price equal to the fair value of the stock at the date options are granted. The Company will disclose the pro forma results of using the fair value method, under which compensation expense is recorded based on the estimated fair value of the options. Pro forma results will be presented only for the effects of options granted subsequent to January 1, 2002. As no options were granted during the six months ended June 30, 2002, no pro forma information is presented in these financial statements.

### 2. MINING PROPERTY

| | Acquisition Costs | Exploration Costs | Jun 30/02 Total | Dec 31/01 Total |
|---|---|---|---|---|
| British Columbia | $ 292,239 | $ 412,359 | $ 704,598 | $ 704,598 |
| Ontario | 112,160 | 4,980 | 117,140 | 117,140 |
| | $ 404,399 | $ 417,339 | 821,738 | 821,738 |
| Less recovery of costs from the sale of mineral interests | | | (144,688) | (144,688) |
| | | | $ 677,050 | $ 677,050 |

### 3. CAPITAL ASSETS

| | Cost | Accumulated Amortization | Jun 30/02 Net | Dec 31/01 Net |
|---|---|---|---|---|
| Office equipment | $ 46,478 | $ 34,499 | $ 11,979 | $ 12,759 |
| Oil and gas - Canada | | | | |
| Exploration & development | 283,737 | - | 283,737 | 162,011 |
| Well equipment | 3,135 | - | 3,135 | 3,135 |
| | $ 333,350 | $ 34,499 | $ 298,851 | $ 177,905 |

The oil and gas assets were non-producing at June 30, 2002; therefore no depletion provision has been recorded.

## 4. SHARE CAPITAL

Winslow's authorized share capital consists of 100,000,000 voting common shares.

**Issued**

| Voting Common Shares | Number of Shares | Stated Value |
|---|---|---|
| Balance - Dec 31, 2001 | 5,742,149 | $ 7,173,856 |
| Issued/to be issued [1] | 2,000,000 | 372,452 |
| Flow-thru tax renunciation | - | (19,485) |
| Balance - Jun 30, 2002 | 7,742,149 | $ 7,526,823 |

**Reserved for Issuance**

| Stock Options | Number of Options | Weighted Avg. Exercise Price |
|---|---|---|
| Balance - Dec 31, 2001 | 665,000 | $ 0.27 |
| Granted | - | - |
| Exercised | - | - |
| Balance - Jun 30, 2002 | 665,000 | $ 0.27 |
| Exercisable | 447,500 | $ 0.28 |

| Warrants | Number of Warrants | Weighted Avg. Exercise Price |
|---|---|---|
| Balance - Dec 31, 2001 | 668,000 | $ 0.32 |
| Granted [1] | 1,581,250 | 0.24 |
| Exercised | - | - |
| Balance - Jun 30, 2002 | 2,249,250 | $ 0.26 |

[1] Although the shares and warrants were not physically issued until July 10, they were funded prior to June 30 and were deemed to be issued on June 30.

## 5. COMPARATIVE FIGURES

The presentation of certain figures of the previous periods has been changed to conform to the presentation adapted for the current periods.

## Schedule "B"

### 1. Analysis of Expenses and Deferred costs

Refer to Notes 2 and 3 to the Financial Statements attached hereto as Schedule "A" for a summary of Mining Property and Capital Assets.

General and administrative expenses for the period January 1, 2002 to June 30, 2002 are summarized as follows:

| | |
|---|---|
| Salaries | $26,301 |
| Other | 13,158 |
| Printing and Shareholder Reports | 10,774 |
| Consulting | 9,000 |
| Filing fees | 7,269 |
| Legal & Accounting | 4,608 |
| TOTAL | $71,110 |

### 2. Related Party Transactions

The Company expensed consulting fees of $9,000 to a director's company.

Directors and Management subscribed for 262,500 units ($52,500) of the Company's 2,000,000 unit ($400,000) private placement in June, 2002.

### 3. Summary of Securities Issued and Options Granted During the Period

#### (a) Common Shares and Warrants Issued

Winslow issued 837,500 Flow-through Units and 1,162,500 Common Share Units, each at $0.20 per Unit. Each Flow-through Unit consisted of one flow-through share and one-half of a share purchase warrant while each Common Share Unit consisted of one common share and one share purchase warrant. In each case, one whole warrant entitles the holder to acquire one common share of the Company at a price of $0.24 per share at any time on or before July 10, 2004. A commission of $20,000 was paid in conjunction with this financing.

#### (b) Options Granted

There were no options granted during the period.

### 4. Summary of Securities Outstanding as at the End of the Reporting Period.

#### (a) Authorized Share Capital

Winslow's authorized share capital consists of 100,000,000 voting common shares without nominal or par value.

#### (b) Shares Issued and Outstanding

As of June 30, 2002, Winslow had 7,742,149 common shares issued and outstanding with a stated aggregate value of $7,526,823.

### (c) Securities Reserved for Issuance

| Type | Amount | Price | Expiry Date |
|---|---|---|---|
| Warrants | 668,000 | $ 0.32 | Aug 13, 2003 |
| Warrants | 1,581,250 | $ 0.24 | Jul 10, 2004 |
| Stock options | 460,000 | $ 0.32 | Jun 01, 2006 |
| Stock options | 205,000 | $ 0.16 | Dec 04, 2006 |

### (d) Shares Subject to Escrow or Pooling Agreements

There are currently no common shares of Winslow subject to Escrow or Pooling Agreements.

## 5. Directors and Officers

**Directors**

Hugh G. Ross
President & C.E.O., Gentry Resources Ltd.

Gerald N. Ross, Chairman
President, Ross Resources Inc.

Hughes P. Salat
Vice-President, Exploration & Operations

**Officers**

Hugh G. Ross, President & Chief Executive Officer
Ketan Panchmatia, Secretary/Treasurer
Hughes P. Salat, Vice-President, Exploration & Operations

## Schedule "C"

### MESSAGE TO SHAREHOLDERS

During the second quarter, Winslow conducted additional testing on the Wabamun zone in its 6%-owned Elnora well. Significant gas pressure was observed in the well bore, however, water invasion has made the well difficult to produce. Additional testing will be conducted in the third quarter along with the application of another technique to try and eliminate the water invasion problem.

It is anticipated that further testing on the Company's 27%-owned Halkirk well in central Alberta, and on the Company's 16.6%-owned Pendant d'Oreille well in southern Alberta, will commence in the third and fourth quarters of this year. An additional shallow gas well may be drilled at the Pendant d'Orielle location pending results of final tests on the first well.

Winslow continued efforts in the second quarter to evaluate a specialized seismic data processing technology. Initial studies have confirmed the potential for direct hydrocarbon indicator analysis and imaging. Prospect generation work was initiated on seismic data in central and northern Alberta with favorable results. Prospective areas will be pursued through land sales and farmouts during the third quarter. Negotiations for a Seismic Review Option on a 25 square mile 3D seismic survey in Saskatchewan was initiated in the second quarter and should be finalized in the third quarter.

In the second quarter, Winslow completed a $400,000 private placement financing by issuing 837,500 Flow-through Units and 1,162,500 Common Share Units, each at $0.20 per Unit. Each Flow-through Unit consisted of one flow-through share and one-half of a share purchase warrant while each Common Share Unit consisted of one common share and one share purchase warrant. In each case, one whole warrant entitles the holder to acquire one common share of the Company at a price of $0.24 per share at any time on or before two years from the date of issuance. The securities were funded prior to June 30 and subsequently issued on July 10, 2002. Proceeds from the financing are being used to fund the Company's 2002 capital exploration program as well as for general working capital purposes.

# Corporate Information

## directors

**Hugh G. Ross**
President & C.E.O.
Winslow Resources Inc.
Calgary, Alberta

**Gerald N. Ross, Chairman**
President
Ross Resources Inc.
Calgary, Alberta

**Hughes P. Salat**
Vice-President, Exploration & Operations
Winslow Resources Inc.
Calgary, Alberta

## officers and management

**Hugh G. Ross**
President & C.E.O.

**Ketan Panchmatia**
Secretary/Treasurer

**Hughes P. Salat**
Vice-President, Exploration & Operations

**John Nelson**
Manager, New Ventures & Exploration

## solicitors

Borden Ladner Gervais LLP
Calgary, Alberta

## auditors

Roberts & Company
Chartered Accountants
Calgary, Alberta

## bankers

Toronto Dominion Bank
Oil & Gas Group
Calgary, Alberta

## registrar & transfer agent

Pacific Corporate Trust Company
Vancouver, B.C.

## stock exchange

TSX Venture Exchange
Trading Symbol: WLR

## head office

Suite 2500
101 – 6th Avenue SW
Calgary, Alberta T2P 3P4
Telephone: (403) 264-6161
Fax: (403) 266-3069

**WINSLOW RESOURCES INC.**
**2500, 101 – 6th Avenue S.W.**
**Calgary, Alberta T2P 3P4**

# MATERIAL CHANGE REPORT [1]

**Section 146(1) of the *Securities Act* (Alberta)**
**Section 85(1)(b) of the *Securities Act* (British Columbia)**

**Item 1: Reporting Issuer**

Winslow Resources Inc.
2500, 101 – 6th Avenue S.W.
Calgary, Alberta, T2P 3P4

**Item 2: Date of Material Change**

July 10, 2002

**Item 3: Press Releases**

Winslow Resources Inc. (the "Corporation") issued a press release on July 15 , 2002.

**Item 4: Summary of Material Change**

The Corporation announced that it closed a private placement of 2,000,000 units.

**Item 5: Full Description of Material Change**

The Corporation announced that pursuant to its news release dated May 15, 2002, it has completed a $400,000 private placement financing.

The financing consisted of 837,500 flow-through units and 1,162,500 common share units, each priced at $0.20 per unit. The flow-through units consisted of one flow-through common shares and one half of a share purchase warrant while the common share units consisted of one common shares and one whole share purchase warrant. In both units, one whole share purchase warrant entitles the holder to acquire one common share of Winslow at a price of $0.24 per share at any time until July 10, 2004.

The private placement shares and any shares issued resulting from the exercise of the warrants are subject to a hold period of four months, expiring November 11, 2002.

A Commission of $20,000 was paid in connection with this financing.

The Corporation intends to use the proceeds of the financing for working capital and to pursue oil and gas exploration and acquisition opportunities.

**Item 6: Confidential Report**

---

[1] This report is itemized in the same manner and reference is made herein to Form 27 under the *Securities Rules* (British Columbia) and *Securities Rules* (Alberta).

Not applicable

**Item 7: Omitted Information**

Not applicable

**Item 8: Senior Officers**

For further information, please contact Mr. John Nelson, Manager, New Ventures of the Corporation at the above mentioned address or at (403) 264-6161.

**Item 9: Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Calgary, Alberta as of the 15th day of July, 2002.

**WINSLOW RESOURCES INC.**

Per : (signed)
**Ketan Panchmatia**
**Secretary / Treasurer**

cc: TSX Venture Exchange

12(g)3-2(b):82-1402


•WINSLOW RESOURCES•

# NEWS RELEASE

| Trading Symbol: WLR | July 15, 2002 |
|---|---|

### *Winslow Announces Completion of Flow-Through Private Placement*

Winslow Resources Inc. (the "Company") is pleased to announce that pursuant to its news release dated May 15, 2002, it has completed a $400,000 private placement financing.

The financing consisted of 837,500 flow-through units and 1,162,500 common share units, each priced at $0.20 per unit. The flow-through units consisted of one flow-through common share and one half of a share purchase warrant while the common share units consisted of one common share and one whole share purchase warrant. In both units, one whole share purchase warrant entitles the holder to acquire one common share of Winslow at a price of $0.24 per share at any time until July 10, 2004.

The private placement shares and any shares issued resulting from the exercise of the warrants are subject to a hold period of four months, expiring November 10, 2002.

A Commission of $20,000 was paid in connection with this financing.

The Company will use the proceeds of the financing for working capital and to pursue oil and gas exploration and acquisition opportunities.

*The TSX Venture Exchange has neither approved nor disapproved the information contained herein.*

**ENQUIRIES:**

John Nelson, (403) 264-6161
Manager, New Ventures

12(g)3-2(b):82-1802


• WINSLOW RESOURCES •

# Interim Financial Statements

## For the nine months ended September 30, 2002

### B.C.S.C. Form 51-901.F

2500, 101 – 6th Avenue SW, Calgary, Alberta, Canada T2P 3P4

## Schedule "A"

**WINSLOW RESOURCES INC**
**BALANCE SHEETS**
**AS AT SEPTEMBER 30, 2002 AND DECEMBER 31, 2001**
**(unaudited)**

**ASSETS**

| | September 30 2002 | December 31 2001 |
|---|---|---|
| CURRENT | | |
| Cash | $ 205,409 | $ 168,254 |
| Accounts receivable | 22,440 | 6,415 |
| Due from related parties | 20,000 | - |
| Prepaid expenses | 1,204 | 1,461 |
| | 249,053 | 176,130 |
| INVESTMENTS | - | 2,603 |
| CAPITAL ASSETS | 342,383 | 177,905 |
| MINING PROPERTY | 665,275 | 677,050 |
| | $ 1,256,711 | $ 1,033,688 |

**LIABILITIES & SHAREHOLDERS' EQUITY**

| | September 30 2002 | December 31 2001 |
|---|---|---|
| CURRENT | | |
| Accounts payable | $ 104,845 | $ 101,323 |
| SHARE CAPITAL | 7,505,124 | 7,173,856 |
| DEFICIT | (6,353,258) | (6,241,491) |
| | 1,151,866 | 932,365 |
| | $ 1,256,711 | $ 1,033,688 |

Director: *(signed) "Hugh G. Ross"*

Director: *(signed) "Hughes P. Salat"*

**WINSLOW RESOURCES INC**
**STATEMENTS OF LOSS AND DEFICIT**
**FOR THE PERIODS ENDING SEPTEMBER 30, 2002**
**(unaudited)**

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| REVENUE | $ - | $ - | $ - | $ - |
| EXPENSES | | | | |
| General & administrative | 24,492 | 25,326 | 95,602 | 95,509 |
| Production expense | - | - | 299 | - |
| Depreciation | 684 | 595 | 2,089 | 1,787 |
| | 25,176 | 25,921 | 97,990 | 97,296 |
| LOSS BEFORE OTHER | 25,176 | 25,921 | 97,990 | 97,296 |
| OTHER | | | | |
| Interest income | (717) | (3,118) | (717) | (9,540) |
| Loss (gain) on sale of investment | (116) | - | (116) | - |
| Loss (gain) on sale of interest in mining property | - | - | - | (1,125) |
| Write down of mining property | 14,610 | - | 14,610 | - |
| | 13,777 | (3,118) | 13,777 | (10,665) |
| NET LOSS FOR THE PERIOD | 38,953 | 22,803 | 111,767 | 86,631 |
| DEFICIT, beginning of period | 6,314,305 | 5,537,734 | 6,241,491 | 5,473,906 |
| DEFICIT, end of period | $ 6,353,258 | $ 5,560,537 | $ 6,353,258 | $ 5,560,537 |
| NET LOSS PER SHARE | | | | |
| Basic | $ 0.01 | $ 0.00 | $ 0.02 | $ 0.02 |
| Diluted | $ 0.01 | $ 0.00 | $ 0.02 | $ 0.02 |

**WINSLOW RESOURCES INC**
**STATEMENTS OF CASH FLOWS**
**FOR THE PERIODS ENDING SEPTEMBER 30, 2002**
**(unaudited)**

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| OPERATING ACTIVITIES | | | | |
| Net Income (loss) | $ (38,953) | $ (22,803) | $ (111,767) | $ (86,631) |
| Add (deduct) items not requiring cash | | | | |
| Depreciation | 684 | 595 | 2,089 | 1,787 |
| Write down of mining property | 14,610 | - | 14,610 | - |
| Loss (gain) on sale of investments | (116) | - | (116) | - |
| Loss (gain) on sale of interest in mining property | - | - | - | (1,125) |
| | (23,775) | (22,208) | (95,184) | (85,969) |
| Change in non-cash working capital items | (14,312) | 13,622 | (27,395) | 5,499 |
| | (38,087) | (8,586) | (122,579) | (80,470) |
| FINANCING ACTIVITIES | | | | |
| Net proceeds from common share issue | (7,132) | 167,000 | 365,320 | 167,000 |
| Decrease (increase) in due from related parties | (20,000) | - | (20,000) | - |
| Change in non-cash working capital items | (28,360) | - | - | - |
| | (55,492) | 167,000 | 345,320 | 167,000 |
| INVESTING ACTIVITIES | | | | |
| Increase (decrease) in due to related parties | (23,335) | - | - | - |
| Acquisition of capital assets | (58,783) | - | (200,619) | (1,583) |
| *Exploration and development costs* | (2,835) | (3,831) | (2,835) | (3,831) |
| Proceeds on sale of investments | 2,719 | - | 2,719 | - |
| Proceeds on sale of mining property | - | - | - | 1,325 |
| Change in non-cash working capital items | (25,556) | - | 15,149 | - |
| | (107,790) | (3,831) | (185,586) | (4,089) |
| INCREASE (DECREASE) IN CASH | (201,369) | 154,583 | 37,155 | 82,441 |
| CASH, BEGINNING OF PERIOD | 406,778 | 270,793 | 168,254 | 342,935 |
| CASH, END OF PERIOD | $ 205,409 | $ 425,376 | $ 205,409 | $ 425,376 |

## NOTES TO THE SEPTEMBER 30, 2002 INTERIM FINANCIAL STATEMENTS
(unaudited)

### 1. ACCOUNTING POLICIES

The interim financial statements of Winslow Resources Inc ("Winslow" or the "Company") have been prepared following the same accounting policies and methods of computation as the financial statements as at December 31, 2001. Certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. The interim financial statements should be read in conjunction with the Company's financial statements and notes thereto for the year ended December 31, 2001.

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation arrangements. The Company has elected to continue to use the intrinsic value-based method of accounting for its stock option plans, whereby no compensation expense is recorded for stock options that have an exercise price equal to the fair value of the stock at the date options are granted. The Company will disclose the pro forma results of using the fair value method, under which compensation expense is recorded based on the estimated fair value of the options. Pro forma results will be presented only for the effects of options granted subsequent to January 1, 2002. As no options were granted during the nine months ended September 30, 2002, no pro forma information is presented in these financial statements.

### 2. MINING PROPERTY

| | Acquisition Costs | Exploration Costs | Sep 30/02 Total | Dec 31/01 Total |
|---|---|---|---|---|
| British Columbia | $ 280,989 | $ 411,834 | $ 692,823 | $ 704,598 |
| Ontario | 112,160 | 4,980 | 117,140 | 117,140 |
| | $ 393,149 | $ 416,814 | 809,963 | 821,738 |
| Less recovery of costs from the sale of mineral interests | | | (144,688) | (144,688) |
| | | | $ 665,275 | $ 677,050 |

### 3. CAPITAL ASSETS

| | Cost | Accumulated Amortization | Sep 30/02 Net | Dec 31/01 Net |
|---|---|---|---|---|
| Office equipment | $ 46,478 | $ 35,183 | $ 11,295 | $ 12,759 |
| Oil and gas - Canada | | | | |
| Exploration & development | 327,953 | - | 327,953 | 162,011 |
| Well equipment | 3,135 | - | 3,135 | 3,135 |
| | $ 377,566 | $ 35,183 | $ 342,383 | $ 177,905 |

The oil and gas assets were non-producing at September 30, 2002; therefore no depletion provision has been recorded.

## 4. SHARE CAPITAL

Winslow's authorized share capital consists of 100,000,000 voting common shares.

**Issued**

| Voting Common Shares | Number of Shares | Stated Value |
|---|---|---|
| Balance - Dec 31, 2001 | 5,742,149 | $ 7,173,856 |
| Issued | 2,000,000 | 365,320 |
| Flow-thru tax renunciation | - | (34,052) |
| Balance - Sep 30, 2002 | 7,742,149 | $ 7,505,124 |

**Reserved for Issuance**

| Stock Options | Number of Options | Weighted Avg. Exercise Price |
|---|---|---|
| Balance - Dec 31, 2001 | 665,000 | $ 0.27 |
| Granted | - | - |
| Exercised | - | - |
| Balance - Sep 30, 2002 | 665,000 | $ 0.27 |
| Exercisable | 447,500 | $ 0.28 |

| Warrants | Number of Warrants | Weighted Avg. Exercise Price |
|---|---|---|
| Balance - Dec 31, 2001 | 668,000 | $ 0.32 |
| Granted | 1,581,250 | 0.24 |
| Exercised | - | - |
| Balance - Sep 30, 2002 | 2,249,250 | $ 0.26 |

## 5. COMPARATIVE FIGURES

The presentation of certain figures of the previous periods has been changed to conform to the presentation adapted for the current periods.

# Schedule "B"

## 1. Analysis of Expenses and Deferred costs

Refer to Notes 2 and 3 to the Financial Statements attached hereto as Schedule "A" for a summary of Mining Property and Capital Assets.

General and administrative expenses for the period January 1, 2002 to September 30, 2002 are summarized as follows:

| | |
|---|---|
| Salaries | $39,473 |
| Shareholder reports, meetings & trust services | 17,503 |
| Consulting | 13,500 |
| Other | 12,034 |
| Filing fees | 8,484 |
| Legal & accounting | 4,608 |
| TOTAL | $95,602 |

## 2. Related Party Transactions

The Company expensed consulting fees of $13,500 to a director's company.

Directors and Management subscribed for 262,500 units ($52,500) of the Company's 2,000,000 unit ($400,000) private placement in June, 2002.

## 3. Summary of Securities Issued and Options Granted During the Period

### (a) Common Shares and Warrants Issued

Winslow issued 837,500 Flow-through Units and 1,162,500 Common Share Units, each at $0.20 per Unit. Each Flow-through Unit consisted of one flow-through share and one-half of a share purchase warrant while each Common Share Unit consisted of one common share and one share purchase warrant. In each case, one whole warrant entitles the holder to acquire one common share of the Company at a price of $0.24 per share at any time on or before July 10, 2004. A commission of $20,000 was paid in conjunction with this financing.

### (b) Options Granted

There were no options granted during the period.

## 4. Summary of Securities Outstanding as at the End of the Reporting Period.

### (a) Authorized Share Capital

Winslow's authorized share capital consists of 100,000,000 voting common shares without nominal or par value.

### (b) Shares Issued and Outstanding

As of September 30, 2002, Winslow had 7,742,149 common shares issued and outstanding with a stated aggregate value of $7,505,124.

### (c) Securities Reserved for Issuance

| Type | Amount | Price | | Expiry Date |
|---|---|---|---|---|
| Warrants | 668,000 | $ | 0.32 | Aug 13, 2003 |
| Warrants | 1,581,250 | $ | 0.24 | Jul 10, 2004 |
| Stock options | 460,000 | $ | 0.32 | Jun 01, 2006 |
| Stock options | 205,000 | $ | 0.16 | Dec 04, 2006 |

### (d) Shares Subject to Escrow or Pooling Agreements

There are currently no common shares of Winslow subject to Escrow or Pooling Agreements.

## 5. Directors and Officers

### Directors

Hugh G. Ross
President & C.E.O., Gentry Resources Ltd.

Gerald N. Ross, Chairman
President, Ross Resources Inc.

Hughes P. Salat
Vice-President, Exploration & Operations

### Officers

Hugh G. Ross, President & Chief Executive Officer
Ketan Panchmatia, Secretary/Treasurer
Hughes P. Salat, Vice-President, Exploration & Operations

## Schedule "C"

### MESSAGE TO SHAREHOLDERS

During the third quarter, additional testing was conducted on the Bow Island zone in the Company's 16.6% Pendant d'Oreille well in southern Alberta. Gas pressures were observed in the well bore, however, after several swabs, the water invasion could not be controlled and gas flow could not be established. Therefore, the zone has been abandoned. Discussions have been initiated to sell the uphole Second White Specs gas reserves to a major oil and gas company who control the pipeline and gas processing facilities in the area.

Winslow continued efforts in the third quarter to evaluate a specialized seismic data processing technology. Initial studies have confirmed the potential for direct hydrocarbon indicator analysis and imaging. Additional case studies and prospect generation work was initiated on seismic data in central and northern Alberta as well as southeastern Saskatchewan with favorable results. Prospective areas will be pursued through land sales and farmout agreements during the fourth quarter.

Negotiations for a Seismic Review Option on a 25 square mile 3D seismic survey in Saskatchewan were finalized in the third quarter with Lexxor Energy Inc, giving Winslow the opportunity to explore and earn rights to potential reservoirs below the Bakken formation. Preliminary seismic analysis suggests the occurrence of hydrocarbons within a Winnipegosis reef trend observed in the project area. Winslow will be completing the study and seeking drilling partners to pursue the play during the fourth quarter.

Specialized seismic processing was conducted on data in a central Alberta project area with another industry participant. The analysis suggested several potential hydrocarbon indicators. Further prospect generation work and pursuit of farmin arrangements will be initiated in the fourth quarter.

Winslow posted acreage on its Birch Hills play in northern Alberta with one section being purchased via land sales during the third quarter. Additional land sales will be pursued during the fourth quarter. Other prospect generation work was conducted leading to expansion of the play and high grading of prospects within the project area. Winslow will be seeking drilling partners during the fourth quarter.

In the second quarter, Winslow completed a $400,000 private placement financing by issuing 837,500 Flow-through Units and 1,162,500 Common Share Units, each at $0.20 per Unit. Each Flow-through Unit consisted of one flow-through share and one-half of a share purchase warrant while each Common Share Unit consisted of one common share and one share purchase warrant. In each case, one whole warrant entitles the holder to acquire one common share of the Company at a price of $0.24 per share at any time on or before July 10, 2004. Proceeds from the financing are being used to fund the Company's ongoing capital exploration program as well as for general working capital purposes. Pursuant to the terms of the Flow-through Units, Winslow must incur $167,500 of certain exploration expenditures on or before December 31, 2003 and renounce them to the subscribers effective December 31, 2002. Through September 20, 2002 Winslow has incurred $36,364 of these expenditures.

# Corporate Information

## directors

**GERALD N. ROSS, CHAIRMAN**
President
Ross Resources Inc.
Calgary, Alberta

**HUGH G. ROSS**
President & C.E.O.
Winslow Resources Inc.
Calgary, Alberta

**HUGHES P. SALAT**
Vice-President, Exploration & Operations
Winslow Resources Inc.
Calgary, Alberta

## officers and management

**HUGH G. ROSS**
President & C.E.O.

**KETAN PANCHMATIA**
Secretary/Treasurer

**HUGHES P. SALAT**
Vice-President, Exploration & Operations

**JOHN NELSON**
Manager, New Ventures & Exploration

## solicitors

Borden Ladner Gervais LLP
Calgary, Alberta

## auditors

Roberts & Company
Chartered Accountants
Calgary, Alberta

## bankers

Toronto Dominion Bank
Oil & Gas Group
Calgary, Alberta

## registrar & transfer agent

Pacific Corporate Trust Company
Vancouver, B.C.

## stock exchange

TSX Venture Exchange
Trading Symbol: WLR

## head office

Suite 2500
101 – 6th Avenue SW
Calgary, Alberta T2P 3P4
Telephone: (403) 264-6161
Fax: (403) 266-3069

12(g)3-2(b): 82-1802


•WINSLOW RESOURCES•

# NEWS RELEASE

| **Trading Symbol: WLR** | **November 6, 2002** |
|---|---|

## *Winslow Acquires More Land in Birch Hills*

Winslow Resources Inc. (the "Company") is pleased to announce that the Company has further increased its land holding in the Birch Hills area of northern Alberta where it intends to explore for hydrocarbons, using information extracted from high quality seismic profiles in the area and a new data interpretation.

Winslow has selected to proceed with its land acquisition in this area on the basis of a new proprietary technique to interpret seismic data. The new technique provides direct indication of the presence of hydrocarbons along the profiles and therefore dramatically reduces the risk of exploration drilling. The new seismic interpretation technique has been used extensively outside of North America and has been proven effective.

Winslow is applying the technology to a variety of exploration plays within western Canada.

Winslow trades on the TSX Venture exchange under the symbol "WLR" and currently has 7,742,149 common shares issued and outstanding.

*The TSX Venture Exchange has neither approved nor disapproved the information contained herein.*

**ENQUIRIES:**

John Nelson,
Manager, New Ventures — (403) 264-6161

Hughes Salat,
Vice-President, Exploration — (403) 264-6161

12(g)3-2(b):82-1802


•WINSLOW RESOURCES•

# NEWS RELEASE

| **Trading Symbol: WLR** | **December 12, 2002** |
|---|---|

## *Winslow Announces Granting of Stock Options*

Winslow Resources Inc. (the "Company") announces that the board of directors of the Company has approved and the Company has granted stock options to acquire up to 480,000 common shares to certain officers, directors, employees and consultants of the Company.

A total of 285,000 stock options were issued to insiders of the Company. Each stock option entitles the holder to acquire one common share of the Company at an exercise price of $0.16 per share at any time on or before December 12, 2006.

The options and any shares issued resulting from the exercise of the options are subject to a hold period of four months, expiring March 27, 2003.

The Company will use the proceeds of the financing for working capital and to pursue oil and gas exploration and acquisition opportunities.

*The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.*

**ENQUIRIES:**

John Nelson, (403) 264-6161
Manager, New Ventures


•WINSLOW RESOURCES•

# NEWS RELEASE

| **Trading Symbol: WLR** | **January 10, 2003** |
| --- | --- |

**Concludes Exploration Program in Birch Hills**

Winslow Resources Inc. (the 'Company") has concluded its exploration initiative in the Birch Hills area of northern Alberta. The Company has conducted extensive seismic reviews using a new proprietary seismic processing technology. Based on the results, the Company acquired a core land holding in the area to pursue a play concept developed using the new technique.

The new technology provides direct indication of hydrocarbons from seismic data and therefore dramatically reduces the time, cost and risk linked to the exploration and drilling of prospects in wildcat areas. The Company is excited about the play and the potential for expansion in the event of a discovery. A drilling location has been chosen to test the new play concept. Winslow is currently seeking a partner for the project.

Winslow trades on the TSX Venture exchange under the symbol "WLR" and currently has 7,742,149 common shares issued and outstanding.

*The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.*

**ENQUIRIES:**

John Nelson, (403) 781-7100
Manager, New Ventures

Hughes Salat, (403) 781-7109
VP, Exploration

12(a)3-2(b): 82-1802


•WINSLOW RESOURCES•

# NEWS RELEASE

| Trading Symbol: WLR | January 14, 2003 |
|---|---|

## WINSLOW OPTIONS MINING CLAIMS

Winslow Resources Inc. ("Winslow") is pleased to announce that an option agreement was finalized with Bright Star Ventures Ltd. of Vancouver, regarding the conditional sale of six mineral crown grants situated 200 kilometers east of Vancouver, near Princeton, British Columbia. The option agreement provides for total payments of $15,000 and issuance of 50,000 shares in the stock of that company; Winslow will retain a 2.5% NSR interest in these mining claims in the event of commercial production.

The six crown grants cover the northwestern corner of the Tulameen ultramafic complex, which is one of the largest Alaskan-type ultramafic complexes in North America. The Tulameen complex is considered to have an excellent potential for hosting Platinum-Group-Elements and gold-copper deposits. Historically, 20,000 ounces of platinum have been recovered from the Tulameen river that drains the Winslow property, along with rich alluvial gold production.

Recent exploration by Bright Star Ventures has discovered large airborne geophysical anomalies coincident with strong soil PGE-Cu values adjacent and extending toward the Winslow property. Bright Star Ventures is actively pursuing the play and will be testing the trend over Winlsow's lands in 2003.

The Tulameen property is part of a large inventory of mineral properties that Winslow had acquired, retained and maintained in good standing from previous mining exploration ventures. The Company is actively searching for deals with respect to these assets as opportunity and market conditions permit.

Winslow continues to stay focused on its oil and natural gas exploration efforts in southeastern, central and northeastern Alberta and is pursuing its effort to implement a new seismic processing and interpretation technology providing direct hydrocarbon indicators.

Winslow trades on the TSX Venture exchange under the symbol "WLR" and currently has 7,742,149 common shares issued and outstanding.

*The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.*

**ENQUIRIES:**

John Nelson, (403) 781-7100
Manager, New Ventures

Hughes Salat, (403) 781-7109
VP, Exploration